PT BANK BUANA INDONESIA Tbk.
KANTOR DIREKSI
Jl. Gajah Mada No. 1A
Jakarta 10130
Tel. : 63865908, 63865927
Fax. : 6324467, 6322373

No.05/DIR/400

Jakarta, June 3, 2005

File Number :
82-34694

Securities and Exchange Commission
Division of Corporation Ac[redacted]
450 Fifth Street
Washington, DC 20549
USA

05008837

SUPPL

Re: PT Bank Buana Indonesia Tbk.
Rule 12g-3-2(b) Exemption File No. 82-34694

Dear Sir/Madam,

Pursuant to Rule 12-3-2(b)(1), please find enclosed the following documents to supplement the information previously provided with respect to PT Bank Buana Indonesia Tbk's (the "Company") request for exemption under Rule 12g3-2(b):

NO	DOCUMENTS*	DATED
1.	Use of Proceed of Right Issue	April 13, 2005
2.	Proof of Distribution Schedule of Shares Dividend and Bonus Shares Publication	April 13, 2005

** Translation or summary translation attached*

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Should you have any queries, please do not hesitate to contact one of the following personnel:

1. Mr. Maruba Sihaloho, Senior Vice President
   Head of Corporate Secretary and Legal Division
   PT Bank Buana Indonesia Tbk.
   Jl. Gajah Mada No. 1A
   Jakarta Pusat 10130, Indonesia
   E-mail : corsec@bankbuana.com
   Phone : +62 21 6330585, #3400
   Fax : +62 21 6312340

6/13

2. Mrs...

PT BANK BUANA INDONESIA Tbk.
KANTOR DIREKSI
Jl. Gajah Mada No. 1A
Jakarta 10130
Tel. : 63865908, 63865927
Fax. : 6324467, 6322373

File Number :
82-34694

2. Mrs. Juliana Samudro, Vice President
Deputy Head of Corporate Secretary and Legal Division
PT Bank Buana Indonesia Tbk.
Jl. Gajah Mada No. 1A
Jakarta Pusat 10130, Indonesia
E-mail : julianasamudro@bankbuana.com
Phone : +62 21 6330585 #3456
Fax : +62 21 6312340

For future reference, please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and return it to the above mentioned names.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

PT BANK BUANA INDONESIA DIREKSI JAKARTA

Safrullah Hadi Saleh   Pardi Kendy

File Number :
82-34694

Attachment 1/2

No.05/DIR/272

Jakarta, April 13, 2005

Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta

Re: Use of Proceed of Right Issue

In line with the Bapepam's Rule No. X.K.4 attachment of the Decision of the Chairman of Bapepam No: Kep-27/PM/2003 dated on July 17, 2003, please acknowledge the use of proceed of PT Bank Buana Indonesia Tbk. Right Issue II for period January 1 – March 31, 2005 as follows:

No	Information	Total (In Million Rupiah)
1	Balance as of December 31, 2004	2,188.36
2	Use of Proceed (January 1 – March 31, 2005)	2,188.36
3	**Balance as of March 31, 2005**	-

For reference, attachments of Bapepam's Rule No. X.K.4 and Board of Director's Statement Letter No. 05/DIR/273 dated April 13, 2005 are enclosed.

Please be informed accordingly.

Yours truly,
PT. BANK BUANA INDONESIA Tbk.
Board of Directors,

Safrullah Hadi Saleh   Pardi Kendy

FORM NUMBER : X.K.4

File Number :
82-34694

Attachment
Rule Number X.K.4

Attachment 1/2

Use of Proceeds of Right Issue

Name of Issuer **PT Bank Buana Indonesia Tbk.**
Line of Business **Public National Bank**
Telephone **(021) 633-0585; 6386 - 5927**
Facsimile **(021) 631-2340**

No	Type of Public Offering	Effective Date	Proceeds from Public Offering			The Use of Proceeds according to the Prospectus					The actual use of Proceeds from Public Offering					Balance
			Proceeds from Initial Public Offering (IPO)	Cost of the Public Offering	Net Proceed	Expansion		Improvement in Human Resources Quality	Short and Medium term Loan Expansion	Total	Expansion		Improvement in Human Resources Quality	Short and Medium term Loan Expansion	Total	
						Branch Office	Technology				Branch Office	Technology				
1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17
						(5%)	(5%)		(90%)							
I	IPO	June 27, 2000	135,800.00	15,233.04	120,566.96	6,028.35	6,028.35	0.00	108,510.26	120,566.96	6,028.35	6,028.35	0.00	108,510.26	108,510.26	0.00
						(20%)	(20%)	(10%)	(50%)							
II	Right Issue I	August 26, 2002	124,082.37	2,006.84	122,075.53	24,415.11	24,415.11	12,207.55	61,037.76	0.00	0.00	0.00	0.00	0.00	0.00	122,075.53
Cost of Public Offering (revised)			124,082.37	1,994.84	122,087.53	24,417.51	24,417.51	12,208.75	61,043.76	122,087.53	0.00	0.00	0.00	0.00	0.00	122,087.53
Period : (October 1 - December 31, 2002)											4,741.38	12,226.99	1,955.43	239,020.59	257,945.39	42,119.97
Period : (January 1 - March 31, 2003)											7,711.48	2,380.99	1,371.38	0.00	11,463.85	30,656.12
Period : (April 1 - June 30, 2003)											11,561.98	4,014.29	95.52	0.00	15,671.79	14,984.32
Period : (July 1 - September 30, 2003)											402.66	5,795.23	2,503.82	0.00	8,701.71	6,282.61
Period : (October 1 - December 31, 2003)											0.00	0.00	5,590.69	0.00	5,590.69	691.92
Period : (January 1 - March 31, 2004)											0.00	0.00	691.92	0.00	691.92	0.00
							(20%)		(80%)							
III	Right Issue II	April 24, 2003	268,017.91	7,779.43	260,238.49		52,047.70		208,190.79	260,238.49		0.00		101,432.85	101,432.85	158,805.64
Period : (July 1 - September 30, 2003)												5,962.45		106,757.94	112,720.39	46,085.24
Period : (October 1 - December 31, 2003)												8,614.06		0.00	8,614.06	37,471.18
Period : (January 1 - March 31, 2004)												3,356.81		0.00	3,356.81	34,114.37
Period : (April 1 - June 30, 2004)												2,895.96		0.00	2,895.96	31,218.41
Period : (July 1 - September 30, 2004)												8,444.96		0.00	8,444.96	22,773.45
Period : (October 1 - December 31, 2004)												20,585.09		0.00	20,585.09	2,188.36
Period : (January 1 - March 31, 2005)												2,188.36		0.00	2,188.36	0.00
Total																**0.00**

Jakarta, April 13, 2005
PT BANK BUANA INDONESIA Tbk.

Safrullah Hadi Saleh Pardi Kendy

File Number :
82-34694

Attachment 1/2

STATEMENT LETTER
No. 05/DIR/273

We signed as follows :

Safrullah Hadi Saleh and **Pardi Kendy**, having an office address at Bank Buana Harmoni Building, Jalan Gajah Mada No. 1A, Jakarta Pusat 10130 and each acting as a Managing Director of the Bank and in such a case for and in the name of Board of Directors **PT Bank Buana Indonesia Tbk.** having its office in Jakarta, herewith declare :

1. Proceed from PT Bank Buana Indonesia Tbk. Right Issue II is Rp 260,238,486,942.-.

2. Net proceed Rp 260,238,486,942.- above had been used appropriately in line with Chapter II, page 5 Prospectus Right Issue II PT Bank Buana Indonesia Tbk. with details as follows :

   (1) Around 80% or amount of Rp 208,190,789,553.60 had been allocated for medium and long-term loan expansion.
   (2) Around 20% or amount of Rp 52,047,697,388.40 had been allocated for Information Technology development.

This Statement Letter is in line with the Bapepam's Rule No. X.K.4.

Jakarta, April 13, 2005
PT BANK BUANA INDONESIA Tbk.
Statement Letter by,

Safrullah Hadi Saleh
Director

Pardi Kendy
Director

File Number : **82-34694**

Attachment 2/2

No.05/SHM/317

Jakarta, April13, 2005

Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta 10710

Re: Proof of Distribution Schedule of Shares Dividend and Bonus Shares Publication

Dear Sir/Madam,

With reference to our Letter No.05/DIR/215 dated March 28, 2005 on Result of General Shareholders Meeting PT Bank Buana Indonesia Tbk., please find enclosed proof of Schedule and Distribution Procedure of Cash Dividends, Bonus Shares and Shares Dividend publication, which has been published on 2 (two) Daily Morning Newspapers, Media Indonesia and Bisnis Indonesia on April 13, 2005.

Please be informed accordingly.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Head Office,

Maruba Sihaloho   Juliana Samudro

File Number :
82-34694

Attachment 2/2

PT BANK BUANA INDONESIA Tbk.

NOTIFICATION OF SCHEDULE AND DISTRIBUTION PROCEDURE OF CASH DIVIDENDS, BONUS SHARES AND SHARES DIVIDEND DISTRIBUTION TO ALL SHAREHOLDERS

In line with the result of the Annual and Extraordinary Shareholders Meeting on March 28, 2005 that has been published on Media Indonesia and Bisnis Indonesia on March 30, 2005 on the following :

a. Distribution of Cash Dividends of Rp 85,097,190,720.- (Eighty Five Billion Ninety Seven Million One Hundred Ninety Thousand Seven Hundred Twenty Rupiah) in which 1 (one) share has the right to Rp 17.06 (Seventeen Point Six Rupiah).

b. Distribution of Shares Dividend are 410,835,867 (Four Hundred Teen Million Eight Hundred Thirty Five Thousand Eight Hundred Sixty Seven) shares in which every Shareholder who owns of 500 (Five Hundred) shares has the right to 41.18 (Forty One Point Eighteen) shares.

c. Distribution of Bonus Shares are 367,309,605 (Three Hundred Sixty Seven Million Three Hundred Nine Thousand Six Hundred Five) shares in which every Shareholder who owns of 500 (Five Hundred) shares has the right to 36.82 (Thirty Six Point Eighty Two) shares.

Along with Approval of Distribution Cash Dividend PT Bank Buana Indonesia Tbk. for fiscal year 2004 from The Ministry Of Finance Of The Republic Of Indonesia letter No. S.274/UP3/04/2005 dated April 11, 2005, the Board of Directors' would like to inform following matter :

I. Distribution of Payment

No	Notes	Ratio
1	Cash Dividends for fiscal year 2004 of Rp 85,097,190,720.-	Rp 17.06 per share
2	410,835,867 Shares Dividend derived from capitalization of Retained Earnings	500 : 41.18
3	367,309,605 Bonus Shares derived from capitalization of Premium Shares	500 : 36.82

II. Schedule of Payment

1	Cum Dividends and Bonus Shares :	
	a. Regular and Negotiation Market	May 2, 2005
	b. Cash Market	May 6, 2005
2	Ex Dividend and Bonus Shares :	
	a. Regular and Negotiation Market	May 3, 2005
	b. Cash Market	May 9, 2005
3	Recording Date	May 6, 2005
4	Listing of additional shares at Stock Exchange	May 6, 2005
5	Distribution Cash Dividend, Bonus Shares and Shares Dividend	May 12, 2005

File Number :
82-34694

Attachment 2/2

III. Procedure of Payment

1. Cash Dividends, Bonus Shares and Shares Dividend would be paid to all Shareholders whose names are on the Shareholders' List of May 6, 2005 at 4.00 PM.
2. Cash Dividends Payment :
   a. For Scrip Shareholders, payment would be transferred to the Shareholders' account. For that matter, the Shareholders are required to inform the account numbers and enclosed a copy of identification card to Administration Bureau, PT Sirca Datapro Perdana, Wisma Sirca, Jl. Johar No. 18, Menteng, Jakarta 10340, Phone: (021) 3900645, 3905920.
   b. For those Shareholders who hold an account with PT Kustodian Sentral Efek Indonesia (KSEI), payment would be paid by KSEI.
3. Net Cash Dividends would be distributed on the same day with Bonus Shares and Shares Dividend.
4. Bonus Shares and Shares Dividend Distribution :
   a. For Script Shareholders who hold script shares, the Bonus Shares and Shares Dividend would be transferred to PT Sirca Datapro Perdana's Account.
   b. For Shareholders whose shares are registered at KSEI, the Bonus Shares and Shares Dividend would be transferred to KSEI account.
5. Cash Dividends, Bonus Shares and Shares Dividend would be taxed according to applied tax regulation in Indonesia.
6. Income tax of Cash Dividends, Bonus Shares and Shares Dividend would be paid with Cash Dividends received.

Jakarta, April 13, 2005
PT BANK BUANA INDONESIA Tbk.
Board of Directors